EXHIBIT 99.1

For Immediate Release
Contact: Harvey Grossblatt, President
Universal Security Instruments, Inc.
410-363-3000, Ext. 224
or
Don Hunt, Jeff Lambert
Lambert, Edwards & Associates, Inc.
616-233-0500

Universal Security Instruments Announces
Record Sales & Earnings For Fiscal Year

Sales Increase 24%, Earnings rise to $2.23 Per Share vs. $1.89

OWINGS MILLS, MD, July 12, 2007: Universal Security Instruments, Inc. (AMEX: UUU) today announced the highest annual sales and earnings results in the Company’s 38-year history for the fiscal year ended March 31, 2007.

Universal reported fourth quarter net earnings of $826,703, or $0.34 per basic share ($0.34 per diluted share), on sales of $11,146,157 compared with net earnings of $1,091,078, or $0.49 per basic share ($0.44 per diluted share), and sales of $7,497,594 for last year’s fourth quarter.

For the 12 months ended March 31, 2007, sales rose 24% to $35,823,575, versus $28,894,101 for the same period last year. The Company reported that its net earnings rose 20% to $5,533,258, or $2.31 per basic share ($2.23 per diluted share), compared to net earnings of $4,600,352, or $2.06 per basic share ($1.89 per diluted share), for the same period last year. Included in year-end results is a net tax expense of $1,321,299 at March 31, 2007, compared to a tax benefit of $96,500 at March 31, 2006.

“It was a solid year for Universal and our Hong Kong-based Joint Venture, as both delivered record sales and earnings for the 12-month period. The results came despite a continued softening in the U.S. housing market and a loss of approximately $570,961 from our Canadian electrical mechanical tubing steel conduit acquisition,” said Harvey Grossblatt, chief executive officer. “Excluding our Canadian operations, Universal showed a fourth-quarter sales increase of 13% and net earnings increase of 21%, and a 2007 fiscal year sales increase of 9% and net earnings increase of 33%.

“The fourth quarter included investments in additional production capacity at our Canadian steel conduit operation. Those investments were completed in June and we expect that the additional production capacity will allow our Canadian operations to return to profitability in the second half of 2007. Our Canadian conduit business should provide Universal new opportunities to participate in the U.S. commercial construction markets.”

Grossblatt added, “Sales at our USI ELECTRIC subsidiary decreased due to continued softening in the U.S. housing market. However, sales in our retail distribution channel were very strong; thanks in part, to the January 2007 addition of a large national home center.”

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 38-year history of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our and our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

UNIVERSAL SECURITY INSTRUMENTS, INC.
CONSOLIDATED STATEMENT OF INCOME

	(UNAUDITED)
	Three Months Ended March 31,
	2007	2006
Sales	$11,146,157	$7,497,594
Net income	826,703	1,091,078
Income per share
Basic	0.34	0.49
Diluted	0.34	0.44
Weighted average number of common shares outstanding
Basic	2,398,284	2,249,108
Diluted	2,520,477	2,484,533

	(AUDITED)
	Twelve Months Ended March 31
	2007	2006
Sales	$35,823,575	$28,894,101
Net income	5,533,258	*4,600,352
Income per share
Basic	2.31	2.06
Diluted	2.23	1.89
Weighted average number of common shares outstanding
Basic	2,398,284	2,228,908
Diluted	2,484,606	2,432,705

* A net tax benefit of $96,500 at March 31, 2006 was recorded due to the recognition of net operating loss carryforwards, a reduction in the valuation allowance previously established to offset tax benefits associated with our  deferred tax assets, and the use of foreign tax credit carryovers.

CONSOLIDATED BALANCE SHEET

	March 31,
	2007	2006
ASSETS
Cash	$240,545	$3,015,491
Accounts receivable and amount due from factor	9,736,565	5,389,222
Inventory	11,318,734	4,062,086
Prepaid expenses	237,666	196,863
TOTAL CURRENT ASSETS	21,533,510	12,663,662

INVESTMENT IN HONG KONG JOINT VENTURE	9,072,284	7,140,859

PROPERTY, PLANT AND EQUIPMENT - NET	3,030,060	62,212
GOODWILL	1,732,562	-
OTHER ASSETS AND DEFERRED TAX ASSET	827,052	491,870
TOTAL ASSETS	$36,195,468	$20,358,603

LIABILITIES AND SHAREHOLDERS’ EQUITY
Notes payable and current portion of lease obligation	$2,560,985	$-
Accounts payable and accrued expenses	6,777,283	$1,604,845

Accrued liabilities	2,017,259	1,147,189

TOTAL CURRENT LIABILITIES	11,355,527	2,752,034

LONG TERM PORTION OF LEASE OBLIGATION	168,062	-

SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,475,612 and 2,258,409 shares at March 31, 2007 and March 31, 2006, respectively	24,754	22,584
Additional paid-in capital	13,214,025	11,571,939
Retained earnings	11,545,304	6,012,046
Other comprehensive loss	(112,204)	-
TOTAL SHAREHOLDERS’ EQUITY	24,671,879	17,606,569
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$36,195,468	$20,358,603